Exhibit 99.3

Alvotech Non-Financial Disclosures 2023

Non-financial disclosure

Business model

Alvotech was founded in 2013 to develop and manufacture biosimilars which have the potential to improve the life and health of millions of patients globally. The goal is to become the leading global biosimilar company in the production and sales of cost-effective medicines while increasing availability for all patients.

Alvotech’s headquarters are located at the University of Iceland’s Science Park in Reykjavik, Iceland and the company also operates out of several buildings in the Reykjavik metro area. Alvotech has affiliates in the U.S., Germany, India and Switzerland.

Due diligence process regarding non-financial disclosures

Rules governing Alvotech’s quality assurance and certification processes

Alvotech operates according to the standard of Good Manufacturing Practice (GMP) as other companies which manufacture medicines for patients. To be able to demonstrate that these practices are being followed, Alvotech has implemented a quality assurance system for all manufacturing, monitoring, and distribution processes. The quality assurance system is based on thousands of documents of varying types. Many are standard operating procedures for the product manufacturing process or for quality control processes, equipment and instrument validation, environmental systems and buildings, proper document control and so on. All documents which are part of the quality control system form the basis of the quality of the medicines being produced. Furthermore, all pharma companies which adopt GMP must be able to accept regular audits by the local Health Authority which regulate the pharmaceutical industry and international Health Authority regulators from the countries where these medicines will be commercially distributed.

Alvotech’s quality control system has been certified, first in 2018 when a permission was granted to produce medicines for clinical trials (clinical manufacturing) and in September 2020 when Alvotech received permission to produce marketed products (commercial manufacturing). Alvotech has also been audited by other pharmaceutical companies and partners in relations to Alvotech’s global marketing biosimilars agreements and is inspected on a regular basis by medical authorities of the regions and countries where Alvotech’s biosimilars are either already marketed or where applications for marketing authorization have been submitted.

Alvotech’s largest divisions operate according to an ISO 9001 certified quality control system which also applies to several non-financial issues, such as environmental controls. The British Standards Institution (BSI) validates annually that these protocols are being followed.

The company’s compliance officer ensures that the business Code of Conduct is being followed and implements annual training for employees in these matters. The Environmental, Health and Safety committee ensures Alvotech is following Icelandic statute nr. 46/1980. The executive management team and board of directors are responsible for ensuring that the company’s operations follow all respective rules and regulations. Additionally, this team ensures that internal procedures and Code of Conduct are followed.

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Alvotech Non-Financial Disclosures 2023

Alvotech has conducted a survey of its performance in implementing these policies, including environmental, social and governance factors, with reference to the provisions of paragraph 66.d. of the Icelandic Financial Statement Act No. 3/2006. This survey highlighted information on how the company performs according to various applicable international standards and guidelines. The report provides a wholistic overview of Alvotech’s operations from this viewpoint, which management can then use to guide further work on implementing improvements to reduce risk exposure or prevent adverse impact on the environment.

Operations

Biosimilars are manufactured using living cells. Alvotech develops its medicines in mammalian cells which have been specialized to produce a specific protein. The protein becomes the active ingredient in a biosimilar that is designed to match the effectiveness and safety of a particular reference biologic. Biologic medicines have proven especially effective in many therapeutic areas, such as oncology or immunology. Alvotech’s portfolio consists of seven biosimilar candidates and one approved biosimilar.

Biosimilars must pass rigorous clinical trials to demonstrate that they are equally effective as the reference biologic. Alvotech works with experienced collaborators to implement these clinical studies.

On average in 2022, Alvotech hf. employed 858 people, the majority with a master’s degree or doctorate.

Environment

We are committed to understanding and mitigating our impact on the natural environment. From our home-base and manufacturing hub in Reykjavik, Iceland, we can leverage the country’s abundant renewable natural resources, including clean water and renewable hydro- and geothermal energy that power a dedicated grid and supplies local industry and homes. This allows us to balance the growth of our operations and prosperity of our stakeholders, with the overarching objective of sustainability.

As a global company, we believe that our impact on the environment correlates strongly with our long-term success and value as an enterprise. We are committed to minimizing the impact we have on natural resources and climate change and recognize that this commitment starts with understanding our contribution through our energy use and CO2 emissions and continues with our dedication to mitigate the energy intensity and emissions intensity of our operations.

We focus on protecting the environment from any adverse impact from our operations. We reach these goals by reducing waste, using energy more efficiently, increasing reuse, recycling as much waste as possible and reducing the use of all raw materials and consumables. We also handle genetically modified cells, biological and chemical waste safely, to reduce the risk of contamination or environmental damage.

It has been demonstrated that monoclonal antibody production in single-use technology reduces overall environmental impact when compared to more traditional durable process technology. However, single-use technology does create a material waste stream from single-use plastics, which is not present in traditional stainless-steel processes. We recognize that the industry must play an active role in moving from a linear plastic system into a circular economy for plastics. To accomplish this, Alvotech must not only improve internal processes, but cooperate with and demand more from our vendors in the future. A key part of maturing our sustainability program will be focused on understanding and mitigating the impact of single-use plastics on the natural environment.

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Alvotech Non-Financial Disclosures 2023

Alvotech has appointed an environment committee with volunteers from its staff. The committee works closely with the company’s safety committee. Each committee focuses on improving processes that have an impact on the environment or employee safety. From an environmental perspective, particular emphasis is on sorting waste and reducing the use of raw materials while increasing awareness of how our operation and processes impact these metrics.

Staff is also encouraged to commute to work by bike, walking or on public transport. To further incentivize this behavior, Alvotech offers transportation grants and facilities for those that walk or bike to work.

Scope 1, 2 and 3 emissions

We can measure Scope 1 and Scope 2 emissions for our facilities in Iceland, including the main manufacturing facility, based on invoices or direct metering. For facilities outside of Iceland we rely on indirect measures, based on headcount, facility size and regional emission factors, to estimate this. We have also begun to track some Scope 3 emissions related to activity under our own control, such as business travel, but are not able at this point to quantify all the emissions that fall under Scope 3, and this remains a work in progress.

Key environmental performance indicators

GHG Emissions and Emissions Intensity	Unit	2020	2021	2022
Scope 1 & 2 emissions	tCO2eq.	218	219	235
Scope 1, 2 & 3 emissions	tCO2eq.	479	513	957
Scope 1 emissions	tCO2eq.	16	12	19
Scope 1 emissions from fuel use	tCO2eq.	2	12	12
Scope 1 emissions from refrigerants	tCO2eq.	14	0	6
Scope 2 emissions	tCO2eq.	202	206	217
Scope 2 emissions from electricity use	tCO2eq.	177	181	192
Scope 2 emissions from thermal energy use	tCO2eq.	25	25	25
Scope 3 emissions	tCO2eq.	261	294	721
Scope 3 emissions from flights	tCO2eq.	192	207	573
Scope 3 emissions from waste	tCO2eq.	69	85	145
Scope 3 emissions from fuel and energy use	tCO2eq.	0.5	3.2	3.2
Scope 1 & 2 emissions intensity per employee	tCO2eq./emp.	0.4	0.3	0.3
Scope 1, 2 & 3 emissions intensity per employee	tCO2eq./emp.	0.9	0.8	1.1

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Alvotech Non-Financial Disclosures 2023

Nasdaq: E1,E2| GRI: 305-1,305-2,305-3,305-4

Energy Usage, Energy Intensity and Energy Mix	Unit	2020	2021	2022
Total use of energy	MWh	8,438	8,190	11,326
Total use of electricity	MWh	4,663	4,776	5,758
Total use of thermal energy (heat)	MWh	3,768	3,369	5,386
Total use of fuel	MWh	7	45	46
Total use of energy per employee	MWh	16	13	13
Percentage of total energy from renewables	%	94%	93%	94%

Nasdaq: E3,E4,E5| GRI: 302-1,302-2,302-3

Water Usage	Unit	2020	2021	2022
Total water usage	m3	48,294	40,119	60,630

Nasdaq: E6| GRI: 303-5

Environmental Operations	Unit	2020	2021	2022
Environmental policy in place	Yes/No	Yes	Yes	Yes
Total amount of non-hazardous waste	tons	97	116	190
Total amount of hazardous waste	tons	42	52	92

Nasdaq: E7| GRI: 103-2

Social environment

One of the most valuable assets for any company is undoubtedly the experience and knowledge obtained by its employees. Alvotech therefore focuses on employee satisfaction and a strong sense of company culture. Alvotech is committed to ensuring the health, safety and well-being of its staff and guests of the company.

Health and wellbeing

A strong emphasis on training is part of Alvotech’s focus on the staff’s health and well-being. We collect and disseminate monthly key indicators about our performance in this area. These include statistics on incidents, accidents, near-accidents, potentially dangerous situations, and risk assessments. We also monitor our impact on the environment and potentially our behaviors by collecting statistics about waste, effluents, water, and energy consumption.

By implementing a reporting system for accidents, near accidents and potentially dangerous events, Alvotech implements risk prevention measures and creates a safety culture among employees. Employees also receive information about the origin of these reports, by department. This creates a sense of duty by employees to show that their department is contributing to the safety culture.

We have performed a detailed risk assessment for each role at Alvotech, which includes a definition of the main sources of risks in regular tasks and preventive measures.

Because of the large number of foreign employees that have migrated to Iceland to work at Alvotech, the company also offers special assistance to ex-pats. This includes offering housing in apartments leased by the company, to help employees better adapt to the new environment and integrate into society.

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Alvotech Non-Financial Disclosures 2023

Other initiatives to improve the workplace environment include support for training and continuing education, a system for shift workers which enhances work-life balance, paid visits to psychiatrist and an online service, which offers counseling for work- and family related matters free of charge. Alvotech regularly offers instructional seminars about health and well-being, which have been very popular with employees. Staff is also offered semi-annual subsidies for sports activities, including health-club memberships or grants to cover the cost of sports-equipment.

Equality

Alvotech’s gender equality policy was approved and presented to employees in January 2021, with an associated action plan. The goal of this policy is to guarantee that all employees face the same opportunities regardless of gender, age, religion, nationality, race, disability, sexual orientation, or political views and to avoid any discrimination or harassment based on these or other issues unrelated to the quality of work. The policy is implemented to ensure that all employees are evaluated based on their own merit and that they can reach their potential based on skill and ability. The policy should also eliminate ingrained gender bias from the workplace. Furthermore, the policy should lead to more equal ratios of the genders for employees holding each type of position or within departments. Alvotech’s equality policy also states that an equality report should be issued each year and made available no later than April based on data for the previous year.

Equal pay certification

In 2020 Alvotech started preparing for an equal pay certification audit which was conducted in January 2021, by ICert (a domestic accredited certification body which carries out audits and certification of management systems). In February 2021 Alvotech was awarded an equal pay certification and subsequently given permission to use the equal pay insignia by the Icelandic Equal Rights Administration and the Ministry of Welfare. In addition to employees in Iceland, we also implement the same policy globally in all our affiliates.

Job satisfaction and well-being

In November 2021 Alvotech started performing periodic comprehensive surveys of employees with respect to job satisfaction and how employees view the company, measuring for example indicators of stress, undue work pressures or employee harassment. The results of employee surveys have been used to identify areas for improvement and implement policies to address issues highlighted by the survey results.

Anti-harassment policy

Alvotech enforces a strict policy with respect to bullying and harassment in the workplace. The policy states that any type of bullying, harassment or improper behavior is not condoned and defines a clear policy for dealing with such incidents. Employees responsible for responding to such incidents have been assigned and trained to accept complaints or conduct interviews with the parties involved. All managers are also trained in responding to such incidents.

Alvotech offers free consulting services from the occupational health service Vinnuvernd, where employees can meet with a specialist, discuss their experience, and get confidential advice on next steps. The purpose of this policy is to ensure that all reports about bullying, or harassment incidents are dealt with properly and promptly.

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Alvotech Non-Financial Disclosures 2023

Human rights and child labor policies

We are working on implementing human rights and child labor policies which will apply to Alvotech and our vendors.

Key social performance indicators

Social	Unit		2020	2021	2022
Ratio of pay of men to women		%		120%	117%
Women in management (ratio to total headcount)		%	27%	31%	31%
Women in the company excluding management (ratio to total headcount)		%	53%	49%	58%
Ratio of temporary workers to total headcount		%	7%	5%	4%
Existence of a sexual harassment and/or non-discrimination policy?	Y/N		Yes	Yes	Yes
Frequency of injury events relative to total workforce (TIR)	TIR		0.63	0.24	0.87
Existence of an occupational health and/or global health & safety policy?	Y/N		Yes	Yes	Yes
Does your company follow a child and/or forced labor policy?	Y/N		No	No	No
If yes, does the policy cover suppliers and vendors?	Y/N
Does your company follow a human rights policy?	Y/N		No	No	No
If yes, does the policy cover suppliers and vendors?	Y/N
Survey of employees regarding job satisfaction	0-10		7.0	7.2	7.0
Survey of employees regarding job commitment	0-10		8.7	8.6	8.6
Participation rate in job satisfaction and commitment survey		%	50%	78%	89%
Number of new hires			171	306	345
New hires as percentage of total workforce of the company		%	29%	42%	35%
Number of data privacy breaches			0	0	0

Nasdaq: S2,S3,S4,S5,S6,S7,S8,S9, S10|GRI: 405-1, 406,102-8,103-2,401-1,401-1b,403-9,405-1,405-2,418-1

Governance

Human rights and business ethics

Alvotech conducts its business in a responsible and ethical fashion. Any type of corruption, bribery or violation of human rights is not condoned. To prevent such conduct from taking place the company has implemented a Code of Conduct which applies to the company’s entire business, including relationships with suppliers, partners, and contractors. The core principle is that Alvotech and its employees always act ethically and honestly in any given circumstance. The Code of Conduct addresses the companies Ethics and Anti-Corruption Policy as well as Whistleblower Policy. The Code of Conduct and a formal certification by the employee of compliance to the code is a part of on-boarding and training.

Data protection policy

Alvotech has implemented a data protection policy based on the EU General Data Protection Regulation which has also been transposed into Icelandic law, which applies to all employees, associates, contractors, participants in clinical studies and users of the company’s products. Alvotech follows all standards and laws regarding personal privacy and data protection, including specific rules and regulations applying to clinical studies as well as any other applicable rules which apply to our business.

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Alvotech Non-Financial Disclosures 2023

Key governance performance indicators

Corporate Governance	Unit		2020	2021	2022
Percentage of total headcount covered by collective bargaining agreement		%	77%	76%	75%
Does your company follow an Ethics and/or Anti-Corruption policy?	Y/N		Yes	Yes	Yes
If yes, what percentage of your workforce has certified its compliance?		%		84%	86%
Does your company follow a Data Privacy policy?	Y/N		Yes	Yes	Yes
Has your company taken steps to comply with GDPR rules?	Y/N		Yes	Yes	Yes
Are your sustainability disclosures assured or validated by a third party?	Y/N		No	No	No
Does your company have a Whistleblower Policy in place?	Y/N		Yes	Yes	Yes
If yes, what percentage of your workforce has certified its compliance?		%		84%	86%

Nasdaq: G4,G6,G7,G8|GRI: 102-16,102-41,102-56,103-2,418

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